Exhibit 12
Thermadyne Holdings Corporation
Computation of Ratio of Earnings to Fixed Charges

							Pro Forma
	Predecessor					Successor	Combined
	Fiscal Year Ended December 31,				January 1, 2010	December 3, 2010	Period Ended	Three Months
					through	through	December 31,	Ended
(Dollars in thousands)	2006	2007	2008	2009	December 2, 2010	December 31, 2010	2010	March 31, 2011
Earnings:
Income (loss) from continuing operations before income tax provisions (benefits) and discontinued operations	$2,073	$16,151	$22,612	$3,788	$14,323	($15,265)	$3,969	$24

Fixed charges:
Interest expense	26,512	26,799	20,304	20,850	20,525	2,273	25,832	6,297
Amortization of deferred financing costs	1,344	1,444	938	1,052	918	170	1,794	371
Portion of rental expenses management believes representative of the interest component	2,510	2,879	2,904	2,979	2,822	221	3,043	767

Total fixed charges	30,366	31,122	24,146	24,881	24,265	2,664	30,669	7,435

Earnings before fixed charges and income taxes	$32,439	$47,273	$46,758	$28,669	$38,588	($12,601)	$34,638	$7,459

Ratio of earnings to fixed charges	1.1	1.5	1.9	1.2	1.6	(4.7)	1.1	1.0

Earnings deficiency to cover fixed charges						($15,265)